Filed pursuant to Rule 424(b)(3)
Registration No. 333-278403

PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated April 15, 2024)

255,600 Shares of Common Stock

Offered by Selling Securityholders

This prospectus supplement supplements the prospectus with an effective date of April 15, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-278403). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2024 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale of up to an aggregate of 255,600 shares of our common stock, $0.001 par value per share, by the selling securityholders named in the Prospectus.

Our common stock is quoted on the OTCQB under the symbol “PBLA.”  On November 13, 2024, the last reported sales price of the common stock was $0.318 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and in the Quarterly Report to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)
☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________.

Commission File No.: 001-39468

Panbela Therapeutics, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	88-2805017
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

712 Vista Blvd #305, Waconia, Minnesota 55387

(Address of principal executive offices)

(952) 479-1196

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Smaller reporting company ☑
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑

On November 11, 2024 there were 4,854,831 shares of the registrant’s common stock, par value $0.001, outstanding.

Panbela Therapeutics, Inc.
Index to Quarterly Report on Form 10-Q

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

Panbela Therapeutics, Inc.
Condensed Consolidated Balance Sheets

(In thousands, except share amounts)

	September 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$142	$2,578
Prepaid expenses	109	299
CRO deposits	4,585	-
Income tax receivable	332	183
Total current assets	5,168	3,060
Other non-current assets	-	8,742
Total assets	$5,168	$11,802

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$10,950	$9,939
Accrued expenses	5,469	1,141
Accrued interest payable	523	238
Notes payable	2,200	-
Debt, current portion	1,000	1,000
Total current liabilities	20,142	12,318

Debt, net of current portion	3,194	4,194
Total non-current liabilities	3,194	4,194

Total liabilities	23,336	16,512

Stockholders' deficit:
Preferred stock, $0.001 par value; 10,000,000 authorized; no shares issued or outstanding as of September 30, 2024 and December 31, 2023	-	-
Common stock, $0.001 par value; 100,000,000 authorized; 4,854,931 and 480,095 issued as of September 30, 2024 and December 31, 2023 respectively; 4,854,861 and 480,025 shares outstanding as of September 30, 2024 and December 31, 2023, respectively	5	-
Treasury Stock at cost; 70 shares at both of September 30, 2024 and December 31, 2023	(1)	(1)
Additional paid-in capital	128,223	120,043
Accumulated deficit	(146,936)	(125,497)
Accumulated comprehensive income	541	745
Total stockholders' deficit	(18,168)	(4,710)
Total liabilities and stockholders' deficit	$5,168	$11,802

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

Panbela Therapeutics, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Operating expenses:
General and administrative	$1,113	$1,107	$3,422	$4,102
Research and development	6,052	6,739	18,570	14,501
Operating loss	(7,165)	(7,846)	(21,992)	(18,603)

Other income (expense):
Interest income	-	49	-	114
Gain on sale of intellectual property	-	400	775	400
Interest expense	(442)	(71)	(564)	(245)
Other income (expense)	435	(382)	203	(622)
Total other income (expense)	(7)	(4)	414	(353)

Loss before income tax benefit	(7,172)	(7,850)	(21,578)	(18,956)

Income tax benefit	-	19	139	167

Net loss	(7,172)	(7,831)	(21,439)	(18,789)
Foreign currency translation adjustment	(422)	381	(204)	612
Comprehensive loss	$(7,594)	$(7,450)	$(21,643)	$(18,177)

Basic and diluted net loss per share	$(1.48)	$(53.74)	$(5.00)	$(287.01)
Weighted average shares outstanding - basic and diluted	4,854,861	145,711	4,289,989	65,463

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

Panbela Therapeutics, Inc.

Condensed Consolidated Statements of Stockholders’ (Deficit) Equity

(In thousands, except share amounts)

(Unaudited)

	For the Nine Months Ended September 30, 2024
	Common Stock		Treasury Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)
Balance as of January 1, 2024	480,025	$-	70	$(1)	$120,043	$(125,497)	$745	$(4,710)
Proceeds from sale of common stock and warrants	4,374,836	5	-	-	8,077	-	-	8,082
Stock-based compensation	-	-	-	-	103	-	-	103
Net loss	-	-	-	-	-	(7,121)	-	(7,121)
Foreign currency translation adjustment	-	-	-	-	-	-	459	459
Balance as of March 31, 2024	4,854,861	$5	70	$(1)	$128,223	$(132,618)	$1,204	$(3,187)

Net loss	-	-	-	-	-	(7,146)	-	(7,146)
Foreign currency translation adjustment	-	-	-	-	-	-	(241)	(241)
Balance as of June 30, 2024	4,854,861	$5	70	$(1)	$128,223	$(139,764)	$963	$(10,574)

Net loss	-	-	-	-	-	(7,172)	-	(7,172)
Foreign currency translation adjustment	-	-	-	-	-	-	(422)	(422)
Balance as of September 30, 2024	4,854,861	$5	70	(1)	$128,223	$(146,936)	$541	$(18,168)

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

Panbela Therapeutics, Inc.

Condensed Consolidated Statements of Stockholders’ (Deficit) Equity

(In thousands, except share amounts)

(Unaudited)

	For the Nine Months Ended September 30, 2023
	Common Stock		Treasury Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)
Balance as of January 1, 2023	1,738	$-	-	$-	$82,286	$(91,094)	$759	$(8,049)
Proceeds from sale of common stock and warrants	11,853	-	-	-	15,358	-	-	15,358
Cash paid for fractional shares	-	-	-	-	(4)	-	-	(4)
Warrant exchange cashless	13,197	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	180	-	-	180
Net loss	-	-	-	-	-	(5,113)	-	(5,113)
Foreign currency translation adjustment	-	-	-	-	-	-	163	163
Balance as of March 31, 2023	26,788	$-	-	$-	$97,820	$(96,207)	$922	$2,535

Proceeds from sale of common stock and warrants	100,442	$-	-	-	7,712	$-	$-	$7,712
Cash paid for fractional shares	-	-	-	-	(5)	-	-	(5)
Warrant exchange cashless	3,384	-	-	-	1	-	-	1
Adjust for Stock Split on 6/1/2023	(30)	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	329	-	-	329
Net loss	-	-	-	-	-	(5,845)	-	(5,845)
Foreign currency translation adjustment	-	-	-	-	-	-	68	68
Balance as of June 30, 2023	130,584	$-	-	$-	$105,857	$(102,052)	$990	$4,795

Proceeds from Sale of Common Stock	13,197	$-	-	-	$(18)	$-	$-	$(18)
Warrant exchange cashless	6,037	-	-	-	-	-	-	-
Treasury Stock	(20)	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	190	-	-	190
Net loss	-	-	-	-	-	(7,831)	-	(7,831)
Foreign currency translation adjustment	-	-	-	-	-	-	381	381
Balance as of September 30, 2023	149,798	$-	-	$-	$106,029	$(109,883)	$1,371	$(2,483)

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

Panbela Therapeutics, Inc.

Condensed Consolidated Statements of Cash Flows
(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(21,439)	$(18,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	103	699
Non-cash interest expense	523	172
Gain on sale of intellectual property	(775)	(400)
Changes in operating assets and liabilities:
Income tax receivable	(140)	(112)
Prepaid expenses and other current assets	(170)	(381)
Other non-current assets	4,516	(5,541)
Accounts payable	798	4,370
Accrued liabilities	4,091	(2,187)
Net cash used in operating activities	(12,493)	(22,169)

Cash flows from investing activities:
Proceeds from sale of intellectual property	775	400
Net cash provided by investing activities	775	400

Cash flows from financing activities:
Proceeds from public offering of common stock and warrants, net of fees and offering costs of $0.9 million and $2.1 million respectively	8,082	23,052
Cash paid for fractional shares	-	(9)
Proceeds from sale of promissory notes	2,200	-
Principal payments on notes	(1,000)	(1,650)
Net cash provided by financing activities	9,282	21,393

Effect of exchange rate changes on cash	-	(2)

Net change in cash	(2,436)	(378)
Cash and cash equivalents at beginning of period	2,578	1,285
Cash and cash equivalents at end of period	$142	$907

Supplemental disclosure of cash flow information:
Cash paid during period for interest	$279	$398

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

Panbela Therapeutics, Inc.
Notes to Condensed Consolidated Financial Statements

1.	Business

Panbela Therapeutics, Inc. (“Panbela”) and its direct wholly owned subsidiaries: Panbela Research, Inc. (“Panbela Research”), Cancer Prevention Pharmaceuticals, Inc. (“CPP”) and Cancer Prevention Pharma (Ireland) Limited (“Cancer Prevention”) exist for the primary purpose of developing disruptive therapeutics for the treatment of patients with urgent unmet medical needs. Panbela Therapeutics Pty Ltd is a wholly owned subsidiary of Panbela Research organized under the laws of Australia. Cancer Prevention has two wholly owned dormant subsidiaries: Cancer Prevention Pharma Limited, a United Kingdom entity, and Cancer Prevention Pharmaceuticals Subsidiary, LLC, an Arizona limited liability company. Panbela Therapeutics, Inc., together with its direct and indirect subsidiaries are collectively referred to throughout this report as “we,” “us,” “our,” and the “Company.”

The primary objective of our pipeline is the utilization of pharmacotherapies to reduce or normalize increased disease-associated polyamines using complementary pharmacotherapies. Our lead candidates are ivospemin (SBP-101), for which we have exclusively licensed the worldwide rights from the University of Florida Research Foundation, Inc., Flynpovi™, a combination of eflornithine (CPP-1X) and sulindac and eflornithine (CPP-1X), alone in tablet or sachet form. We have exclusively licensed rights from the Arizona Board of Regents of the University of Arizona to commercialize Flynpovi.

Reverse stock splits

Effective January 13, 2023, June 1, 2023, and January 18, 2024, the Company's Board of Directors approved one-for-forty, one-for-thirty, and one-for-twenty reverse stock splits of its common stock, respectively. The par value and authorized shares of the Company's common stock were not affected by the reverse stock splits. Unless specifically provided otherwise herein, all share and per share amounts of our common stock presented have been retroactively adjusted to reflect all reverse stock splits. See Note 7 for more information.

2.	Risks and Uncertainties

The Company operates in a highly regulated and competitive environment. The development, manufacturing and marketing of pharmaceutical products require approval from, and are subject to ongoing oversight by, the Food and Drug Administration (the “FDA”) in the United States, the Therapeutic Goods Administration in Australia, the European Medicines Agency in the European Union, and comparable agencies in other countries. Obtaining approval for a new pharmaceutical product is never certain, may take many years, and is normally expected to involve substantial expenditures.

On March 5, 2024, the Nasdaq Stock Market LLC (“Nasdaq”) notified us that the Nasdaq Hearings Panel had determined to delist our common stock and trading of our common stock was suspended on Nasdaq effective March 7, 2024. On April 17, 2024, our common stock became eligible for quotation on the OTCQB. Also in April 2024, Nasdaq filed a Form 25 Notification of Removal from Listing with the U.S. Securities and Exchange Commission (the “SEC”) and the delisting of our common stock from Nasdaq became effective ten days later.

We have applied to relist our common stock on the Nasdaq. No assurances can be given that we will satisfy the initial listing criteria, the application will be approved, or, if listed, that a trading market will develop or be maintained. In the interim, we intend to maintain the existing eligibility for quotation of our common stock on the OTCQB under its current symbol, “PBLA.”

We have incurred losses of $146.9 million since our inception in 2011. For the nine months ended September 30, 2024, we incurred a net loss of $21.4 million. We also incurred negative cash flows from operating activities of approximately $12.5 million for this period. As we continue to pursue development activities and seek commercialization, we expect to incur substantial losses, which are likely to generate negative net cash flows from operating activities. As of September 30, 2024, we had cash of approximately $142,000, working capital deficit of $15.0 million (working capital is defined as current assets less current liabilities), and stockholders’ deficit of $18.2 million. The Company’s principal sources of cash have historically included the issuance of debt and equity securities.

On August 19, 2024, our contract research organization (“CRO”) for the ASPIRE trial began the process of terminating our relationship as we were unable to pay invoiced amounts within a satisfactory timeframe. The trial continues and the Company has been working closely with regulatory authorities, the clinical sites, existing and new vendors to ensure that the trial will be completed as intended. As a result of the termination of the contract with this CRO, the Company will be responsible for making payments directly to clinical sites for costs incurred during the conduct of the trial and the Company has now accounted for these estimated costs incurred through September 30, 2024.

The accompanying condensed consolidated financial statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts of liabilities that might result from the outcome of these uncertainties. Our current independent registered public accounting firm included a paragraph emphasizing this going concern uncertainty in their audit report regarding our 2023 financial statements dated March 26, 2024. Our ability to continue as a going concern, realize the carrying value of our assets and discharge our liabilities in the ordinary course of business is dependent upon a number of factors, including our ability to obtain additional financing, the success of our development efforts, our ability to obtain marketing approval for our product candidates in the United States, Australia, the European Union or other markets and ultimately our ability to market and sell our product candidates. These factors, among others, raise substantial doubt about our ability to continue operations as a going concern. See Note 4 titled “Liquidity and Business Plan.”

3.	Basis of Presentation

We have prepared the accompanying interim condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Regulation S-X of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These interim condensed consolidated financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly our consolidated financial position, consolidated results of operations and consolidated cash flows for the periods and as of the dates presented. Our fiscal year ends on December 31. The condensed consolidated balance sheet as of December 31, 2023, was derived from audited consolidated financial statements but does not include all disclosures required by U.S. GAAP. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto included in our most recent filed Annual Report on Form 10-K and our subsequent filings with the SEC. The nature of our business is such that the results of any interim period may not be indicative of the results to be expected for the entire year.

4.	Liquidity and Business Plan

After the end of the periods presented, on October 22, 2024, Panbela Therapeutics, Inc. entered into a Note Purchase Agreement (the “Nant Capital Agreement”) with Nant Capital, LLC (the “Investor”). Pursuant to the Agreement, the Company (i) issued an interest-bearing Senior Convertible Promissory Tranche A Note (the “Tranche A Note”) for the principal sum of $2,850,000, and (ii) agreed to issue, on or before November 15, 2024, an interest-bearing Senior Convertible Promissory Tranche B Note (the “Tranche B Note,” and, together with the Tranche A Note, the “Nant Capital Notes”) for the principal sum of $9,150,000, in each case in exchange for a cash purchase price by the Investor to the Company equal to the same principal amounts. A portion of the proceeds of the Tranche A Note were used by the Company to repay certain existing indebtedness, including the USWM Notes Payable and Schemel Note (defined below). The Nant Capital Agreement and Nant Capital Notes are described in more detail in Note 10 titled “Subsequent Events.”

During the quarter ended September 30, 2024 the Company sold subordinated promissory notes to several investors totaling $700,000.

On July 24, 2024, Panbela and its wholly-owned subsidiary, CPP, entered into a Loan Agreement (the “Loan Agreement”) with USWM, LLC (“USWM”) by executing and delivering to the Lender a Term Promissory Note (the “USWM Term Note”). Pursuant to the Loan Agreement, Panbela and CPP obtained a term loan from USWM in the original principal amount of $1,500,000 (the “USWM Loan”). The Loan Agreement and USWM Term Note are described in more detail in Note 6 titled “Notes Payable”.

On January 31, 2024, the Company completed a registered public offering of common stock and warrants to purchase shares of common stock which resulted in gross proceeds of approximately $9.0 million.

During the year ended December 31, 2023, the Company completed two registered offerings of common stock and warrants to purchase shares of common stock. On June 21, 2023 and January 31, 2023, the Company completed registered public offerings for gross proceeds of approximately $8.5 million and $15.0 million, respectively.

The Company provided inducement warrants to certain shareholders to exercise their warrants. On November 2, 2023 gross proceeds were approximately $1.9 million and on December 21, 2023 the gross proceeds were approximately $2.0 million from these transactions.

During 2023, the Company also sold shares of common stock via an At the Market (ATM) facility with net proceeds of approximately $1.6 million.

We need to raise additional capital to support our current business plans. We may seek to raise additional funds through various sources, such as equity and debt financing, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs or on terms acceptable to us. This risk would increase if our clinical data were not positive or economic and market conditions deteriorate.

Our future success is dependent upon our ability to obtain additional financing, the success of our development efforts, our ability to obtain marketing approval for our product candidates ivospemin, Flynpovi and eflornithine in the United States or other markets and ultimately our ability to market and sell product candidates. If we are unable to obtain additional financing when needed, if our clinical trials are not successful or if we are unable to obtain marketing approval, we would not be able to continue as a going concern and would be forced to cease operations and liquidate our company.

There can be no assurances that we will be able to obtain additional financing on commercially reasonable terms, or at all. The sale of additional convertible debt or equity securities would likely result in dilution to our current stockholders.

5.	Summary of Significant Accounting Policies

Principles of consolidation

The accompanying condensed consolidated financial statements include the assets, liabilities, and expenses of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates, particularly given the significant social and economic disruptions and uncertainties with the ongoing pandemic and control responses.

Research and development costs

Research and development costs include expenses incurred in the conduct of our clinical trials; for third-party service providers performing various testing and accumulating data related to our preclinical studies; sponsored research agreements; developing and scaling the manufacturing process necessary to produce sufficient amounts of drug product for our product candidates for use in our pre-clinical studies and human clinical trials; consulting resources with specialized expertise related to execution of our development plan for our product candidates; personnel costs, including salaries, benefits and share-based compensation; and costs to license and maintain licensed intellectual property.

We charge research and development costs, including clinical trial costs, to expense when incurred. Our human clinical trials are, and will be, performed at clinical trial sites and are administered jointly by us with assistance from CROs. Costs of setting up clinical trial sites are accrued upon execution of the study agreement. Expenses related to the performance of clinical trials generally are accrued based on contracted amounts and the achievement of agreed upon milestones, such as patient enrollment, patient follow-up, etc. We monitor levels of performance under each significant contract, including the extent of patient enrollment and other activities through communications with the clinical trial sites and CROs, and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual effort expended at each clinical trial site as reported by each CRO or, in the absence of a CRO, as reported directly by the clinical trial sites.

The cost to secure certain third-party drug product for the clinical trials, which is often paid for in advance of delivery, is charged to research and development when it is received and available to be shipped to clinical sites.

All material CRO contracts are terminable by us upon written notice, and we are generally only liable for actual effort expended by the CROs and certain non-cancelable expenses incurred at any point of termination.

In response to the termination of the Clinical Research Services Agreement with the CRO for the ASPIRE trial during the three months ended September 30, 2024, the Company is in discussions with the CRO to agree on the final reconciliation of amounts owed and how the existing deposits will be applied against such amounts owed.

We expense costs associated with obtaining licenses for patented technologies when it is determined there is no alternative future use of the intellectual property subject to the license.

Stock-based compensation

In accounting for stock-based incentive awards, we measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the fair value of those awards on the grant date. Calculating stock-based compensation expense requires the input of highly subjective assumptions, which represent our best estimates and involve inherent uncertainties and the application of management’s judgment. Compensation cost is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period. Compensation expense for performance-based stock option awards is recognized when “performance” has occurred or is probable of occurring.

The fair value of stock-based awards is estimated at the date of grant using the Black-Scholes option pricing model. The determination of the fair value of stock-based awards is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term of each award. Expected volatility rates are based on historical company share price volatility. The assumed dividend yield is zero, as we do not expect to declare any dividends in the future. The expected term of options granted is determined using the “simplified” method. Under this approach, the expected term is presumed to be the mid-point between the average vesting date and the end of the contractual term.

Foreign currency translation adjustments

The functional currency of Panbela Therapeutics Pty Ltd is the Australian Dollar. Accordingly, assets and liabilities, and equity transactions of Panbela Therapeutics Australia Pty Ltd, are translated into U.S. dollars at period-end exchange rates. Revenues and expenses are translated at the average exchange rate in effect for the period. The resulting translation gains and losses are recorded as a component of accumulated comprehensive loss presented within the stockholders’ equity. During the nine-month periods ended September 30, 2024 and 2023, any reclassification adjustments from accumulated other comprehensive loss to operations were inconsequential.

Comprehensive loss

Comprehensive loss consists of our net loss and the effects of foreign currency translation.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is based on the weighted average of common shares outstanding during the period plus dilutive potential common shares calculated using the treasury stock method. Such potentially dilutive shares are excluded when the effect is anti-dilutive or reduce a net loss per share. The Company’s potentially dilutive shares, which include outstanding common stock options, and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

The following table sets forth the potential shares of common stock that were not included in the calculation of diluted net loss per share as their effects would have been anti-dilutive as of the dates indicated:

	September 30,
	2024	2023
Employee and non-employee stock options	607	607
Common stock issuable under common stock purchase warrants	9,090,939	203,161
	9,091,546	203,768

6.	Notes Payable

USWM promissory note

On July 24, 2024, Panbela and its wholly-owned subsidiary, CPP, entered into the Loan Agreement with USWM by executing and delivering to USWM the USWM Term Note. Pursuant to the Loan Agreement, Panbela and CPP obtained a term loan from USWM in the original principal amount of $1,500,000, the USWM Loan. The USWM Loan is scheduled to mature on the first to occur of: (i) the closing of a Qualifying Financing (as defined in the USWM Term Note); (ii) the closing of a Qualifying Transaction (as defined in the USWM Term Note) (the “Transaction Maturity Date”); and (iii) December 31, 2024 (as applicable, the “Financing Maturity Date”).

As used in the USWM Term Note, (a) “Qualifying Financing” means any capital increase, issue of equity-linked instruments, capital stock, shares or other equivalent instruments, subordinated debt or other securities by Borrower whether through a private placement, uplisting or otherwise raising net proceeds in an aggregate amount equal to or greater than One Million Eight Hundred Seventy-Five Thousand and 00/100ths US Dollars ($1,875,000.00); and (b) “Qualifying Transaction” means the closing of any sale, assignment, license, royalty or other agreement or transaction with a third-party other than Lender having the effect of assigning, transferring or granting, or committing to assign, transfer or grant, any right, title, license or interest in, to or under Borrower’s asset known as “ivospemin (SBP-101)” or any patent, patent application, trademark, copyright, know-how, trade secret or other intellectual property related to such asset.

The USWM Term Note had an original principal amount of $1,500,000 and bears interest and premium as follows: (i) interest and premium in the amount of $375,000 due and payable on the Financing Maturity Date; plus (ii) interest and premium in an amount equal to ten percent (10%) of all proceeds generated by the Company pursuant to a Qualifying Transaction (the “Qualifying Transaction Payment”), due and payable on the Transaction Maturity Date, provided, however, that the Qualifying Transaction Payment shall not exceed $1,000,000. The Company may prepay all or part of the USWM Term Note at any time without penalty.

The Company, in anticipation of a potential prepayment of the USWM Term Note, recognized the full interest and premium amount of $375,000 as interest expense in the three months ended September 30, 2024.

The USWM Loan proceeds could only be used by the Company for payment of fees and expenses owed to its CRO for the ASPIRE trial, for other working capital purposes, and to pay any fees or expenses in connection with the USWM Loan. To secure their obligations under the Loan Agreement and USWM Term Note, Panbela and CPP entered into a Security Agreement in favor of the USWM whereby each granted to USWM a first priority security interest in all of Panbela’s and CPP’s rights, title and interest in the Asset Purchase Agreement, dated July 17, 2023, by and among USWM, Panbela, and CPP.

On October 25, 2024, the Company completed a Qualifying Financing when it received funds totaling $2,850,000 pursuant to the sale of Tranche A Note. See Note 10 titled “Subsequent Events”. Accordingly, the Company paid the USWM Term Note in full on the same date. The payment included the principal amount of $1,500,000 plus interest and premium totaling $375,000.

Other Promissory Notes

Effective as of July 31, 2024, Panbela issued a subordinated promissory note in the principal amount of $100,000 to current member of its Board of Directors, D. Robert Schemel (the “Schemel Note”), in exchange for a short-term loan of the same amount. In accordance with our related party transaction approval policy, the transaction was approved by the audit committee of our Board of Directors, with Mr. Schemel abstaining from deliberation and voting on the matter. The promissory note is scheduled to mature on September 30, 2024, and bears interest at 10% per annum. The promissory note is subordinate to the UWSM Loan in right of repayment. On October 26, 2024, the promissory note plus accrued interest, including an additional 2% default penalty interest for the period after September 30, 2024, was paid. Per the terms of the Tranche A Note issued to Nant Capital, LLC, the Company paid the Schemel Note in full on October 25, 2024. The payment included the principal amount of $100,000 plus interest of approximately $2,500. See Note 10 titled “Subsequent Events.”

Effective as of August 19, 2024, Panbela issued a subordinated promissory note in the principal amount of $50,000 to current member of its Board of Directors, Michael T. Cullen, in exchange for a short-term loan of the same amount. In accordance with our related party transaction approval policy, the transaction was approved by the audit committee of our Board of Directors. The subordinated promissory note is scheduled to mature on December 31, 2024 and bears interest at 10% per annum.

Effective as of August 22, 2024 and August 23, 2024, Panbela issued Promissory notes to two investors in the total principal amount of $550,000. The subordinated promissory notes are scheduled to mature on December 31, 2024 and bear interest at 10% per annum.

Sucampo promissory note

As of September 30, 2024, CPP had a balance outstanding of approximately $4.3 million for principal and interest under an amended and restated promissory note (the “Sucampo Note). The note was issued with an initial principal amount of approximately $6.2 million in favor of Sucampo GmbH dated as of June 15, 2022. The principal balance outstanding as of September 30, 2024, is approximately $4.2 million under the Sucampo Note and it bears simple interest at a rate of 5% per annum. All unpaid principal, together with any then unpaid and accrued interest is payable as follows: (i) $1.0 million, plus all interest accrued but unpaid on or before each of January 31, 2025, and January 31, 2026; and (ii) all remaining principal plus accrued but unpaid interest on or before January 31, 2027. On March 8, 2024, the Company paid the second installment on the balance due of $1.0 million plus accrued interest of approximately $260,000. This payment was made prior to the expiration of a grace period provided by the lender.

As of September 30, 2024, the Company was current in all payments due under the Sucampo Note and the accrued and unpaid interest on this note was approximately $87,000. Panbela has agreed to guarantee CPP’s payment obligations under the Sucampo Note pursuant to a Guaranty dated as of June 15, 2022.

7.	Stockholders’ Equity

Public offering of common stock and warrants January 2024

On January 31, 2024, the Company completed a registered public offering and issued an aggregate of 794,000 shares of its common stock, pre-funded warrants to purchase up to an aggregate of 3,581,000 shares of common stock at an exercise price of $0.001 per shares and warrants to purchase up to an aggregate of 8,750,000 shares of its common stock. The initial exercise price of the warrants is $2.06 per underlying share. The securities were issued for a combined offering price of $2.06 per share of common stock and 2 warrants, or $2.059 per pre-funded warrant and 2 warrants. Net proceeds from the offering totaled approximately $8.1 million. As of September 30, 2024, all pre-funded warrants had been exercised. The securities were offered pursuant to an effective registration statement on Form S-1.

Reverse stock splits

The Company effected a reverse stock split of one-for-twenty (1:20) on January 18, 2024.

The Company effected a reverse stock split of one-for-thirty (1:30) on June 1, 2023.

The Company effected a reverse stock split of one-for-forty (1:40) on January 18, 2023.

The following shares of common stock were reserved for future issuance as of the date indicated:

September 30, 2024
Stock options outstanding	607
Shares available for grant under equity incentive plan	163,800
Warrants outstanding	9,090,939
9,255,346

8.	Stock-based Compensation

2016 Omnibus Incentive Plan

The 2016 Omnibus Incentive Plan, as amended (the “2016 Plan”) initially authorized the issuance of up to 116 shares of our common stock pursuant to awards granted thereunder and 164,246 shares have been added pursuant to its annual evergreen feature. As of September 30, 2024, options to purchase 561 shares of our common stock were outstanding under the 2016 Plan with a weighted average price of $14,420.00 per share and average remaining life of approximately 8.1 years. On September 30, 2024 the Company had 163,800 shares of our common stock available for future grants under the 2016 Plan. On October 1, 2024 163,800 shares of common stock were granted to employees.

2011 Stock Option Plan

Our Board of Directors ceased making awards under the Panbela Therapeutics, Inc. 2011 Stock Option Plan (the “2011 Plan”) upon the original receipt of stockholder approval for the 2016 Plan in May 2016. Awards outstanding under the 2011 Plan remain outstanding in accordance with and pursuant to the terms thereof. As of September 30, 2024, options to purchase 5 shares of our common stock remained outstanding under the 2011 Plan. The weighted average exercise price is $76,200.00 per share, and the average remaining life is approximately 0.4 years.

CPP’s 2010 Equity Incentive Plan

The Company has assumed all remaining rights and obligations with respect to CPP’s 2010 Equity Incentive Plan (the “CPP Plan”) through the issuance of replacement options. As of September 30, 2024, options to purchase 41 shares of our common stock remained outstanding under the CPP Plan, with a weighted average exercise price of $6,743.41 per share, and the average remaining contractual life was 5.9 years.

Stock-based compensation expense

General and administrative (“G&A”) and research and development (“R&D”) expenses include non-cash stock-based compensation expense as a result of our issuance of stock options. The terms and vesting schedules for stock-based awards vary by type of grant and the employment status of the grantee. The awards granted through September 30, 2024, vest based upon time-based and performance conditions. There was no unamortized stock-based compensation expense related to options granted to employees, directors, and consultants as of September 30, 2024.

Stock-based compensation expense for each of the periods presented is as follows (in thousands):

	Nine Months Ended September 30,
	2024	2023
General and Administrative	$68	$554
Research and Development	35	145
	$103	$699

There were no options granted, exercised, cancelled, or forfeited during the nine months ended September 30, 2024.

Information about stock options outstanding, vested and expected to vest as of September 30, 2024 is as follows:

			Outstanding, Vested and Expected to Vest			Options Vested and Exercisable
Per Share Exercise Price			Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Remaining Contractual Life (Years)

$300			503	8.75	$300.00	503	8.75
$5,280	-	$7,709	39	6.50	$5,280.00	39	6.50
$26,400	-	$98,160	37	4.79	$79,787.03	37	4.79
$100,080	-	$362,400	28	4.79	$194,220.00	28	4.79
Totals			607	8.18	$14,410.36	607	8.18

9.	Gain on Sale of Intellectual Property

In July of 2023, the Company divested certain rights, titles and interests in its eflornithine pediatric neuroblastoma program. Under the original terms of the agreement, the Company was entitled to receive up to approximately $9.5 million in non-dilutive funding in exchange for the sale of these assets. An initial payment of $0.4 million was recorded as a gain on sale of intellectual property at closing. On April 28, 2024, the Company negotiated an amendment to the agreement. In exchange for a second non-refundable payment of approximately $0.8 million the Company agreed to give up two potential future payments associated with two milestones. This nondilutive payment was received by the Company at the signing of the amendment and was recorded as a gain on sale of intellectual property. Per the amended terms, total potential payments remaining, if certain milestones are achieved, is approximately $7.6 million. The Company did not recognize a gain for any potential future payments as the milestones are not considered to be probable or measurable.

10.	Subsequent Events

On October 22, 2024, the Company entered into the Nant Capital Agreement. Pursuant to the Agreement, the Company (i) issued an interest-bearing Senior Convertible Promissory Tranche A Note, the Tranche A Note, for the principal sum of $2,850,000, and (ii) agreed to issue, on or before November 15, 2024, an interest-bearing Senior Convertible Promissory Tranche B Note(the “Tranche B Note,” and, together with the Tranche A Note, the “Nant Capital Notes”), for the principal sum of $9,150,000, in each case in exchange for a cash purchase price by the Investor to the Company equal to the same principal amounts.

The unpaid amounts payable under the Notes and the interest thereon are scheduled to become due and payable by the Company in full on the earliest to occur of (a) the date that is six months from the date of the Tranche A Note, (b) immediately before a change of control as defined in the Notes and (c) acceleration of the Notes upon an event of default as defined in the Notes (the “Maturity Date”). Interest on the outstanding principal amount of each Note will accrue from and including the date of issuance of such Note through and until full and final repayment in cash (or conversion pursuant to the terms of such Note) of all principal of and interest on such Note and all other outstanding Obligations (as defined in such Note). Interest on each Note will accrue at 8.00% plus the Monthly SOFR Rate (as defined in the Notes) and will be capitalized and paid in kind monthly until the Maturity Date. If an event of default under and as defined in a Note has occurred and is continuing, then all outstanding obligations under such Note will accrue interest at the default rate of 12% per annum plus the Monthly SOFR Rate, compounded monthly.

The Tranche A Note is convertible into shares of the Company’s common stock at a price per share equal to $0.37 upon the earlier of the Maturity Date and immediately prior to a Change of Control (as defined in the Tranche A Note). Pursuant to the Tranche A Note, the Investor has the right, at the Investor’s option, at any time on or before the Maturity Date, to convert all or a portion of the outstanding principal of the Tranche A Note and all or a portion of the accrued but unpaid interest on the Tranche A Note into the Company’s common stock at a price per share equal to $0.37. The Investor’s optional right of conversion is subject to an aggregate beneficial ownership cap of 33.33%. The Tranche B Note is expected to be issued on substantially similar terms as the Tranche A Note.

The proceeds from the sale of the Notes will be used for the Company’s general corporate purposes and to repay certain existing indebtedness. The Nant Capital Agreement and Nant Capital Notes contain customary representations and warranties, affirmative and negative covenants and events of default for an unsecured financing arrangement. Also, the Company may not make any dividends or other distributions with respect to any equity interests in the Company or any of its subsidiaries, or any payment on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests or any option, warrant or other right to acquire any such equity interests, subject to certain limited exceptions for outstanding rights and equity compensation.

The Company’s wholly-owned subsidiaries, Cancer Prevention Pharmaceuticals, Inc. and Panbela Research, Inc. have entered into a Continuing Guaranty Agreement (the “Guaranty”) in favor of the Investor whereby each has agreed to guaranty the Company’s obligations under the Agreement and Nant Capital Notes.

Per the terms used in the USWM Term Note, the Tranche A Note was determined to be a Qualifying Financing, triggering the Company’s requirement to repay the principal, interest and premium on the USWM Loan. On October 25, 2024, the Company paid an amount equal to $1,875,000 to satisfy this USWM Term Note requirement.

Per the terms of the Tranche A Note, on October 25, 2024, the Company paid the Schemel Note in full. The payment included the principal amount of $100,000 plus interest totaling approximately $2,500.

On October 1, 2024 the Compensation Committee of the Board of Directors granted options to employees of the Company totaling 163,800 shares of common stock.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Quarterly Report and other publicly available documents, including any documents incorporated herein and therein by reference, contain, and our officers and representatives may from time to time make, “forward-looking statements When used in the following discussion, the words “anticipates,” “intends,” “believes,” “expects,” “plans,”” seeks,” “estimates,” “likely,” “may,” “would,” “will,” and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. Examples of forward-looking statements include, among others, statements we make regarding (i) our plans to initiate a randomized clinical trial; and (ii) our estimates of additional funds that may be required to complete our development plan and obtain necessary approvals. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially and adversely from the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) our ability to obtain additional capital, including pursuant to the pending Tranche B Note on acceptable terms or at all, required to implement our business plan; (ii) our lack of diversification and the corresponding risk of an investment in our Company and the corresponding risk of potential deterioration of our financial condition and results due to failure to diversify; (iii) our ability to obtain and maintain a listing on a national securities exchange; (iv) results, progress and success of our randomized Phase Ia/Ib and Phase II/III clinical trials; (v) potential delays or risks to the success of our randomized Phase II/III clinical trial resulting from a termination in our relationship with our CRO; (vi) our ability to demonstrate the safety and effectiveness of our product candidates: ivospemin ( SBP-101 ), Flynpovi, and eflornithine (CPP-1X)  (vii) our ability to obtain regulatory approvals for our product candidates, SBP-101, Flynpovi and CPP-1X in the United States, the European Union or other international markets; (viii) the market acceptance and level of future sales of our product candidates, SBP-101, Flynpovi and CPP-1X ; (ix) the cost and delays in product development that may result from changes in regulatory oversight applicable to our product candidates, SBP-101, Flynpovi and CPP-1X ; (x) the rate of progress in establishing reimbursement arrangements with third-party payors; (xi) the effect of competing technological and market developments; (xii) the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and (xiii) such other factors as discussed in Part I, Item 1A under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, any additional risks presented in our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K.

Any forward-looking statement made by us in this Quarterly Report is based on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement or reasons why actual results would differ from those anticipated in any such forward-looking statement, whether written or oral, whether as a result of new information, future developments or otherwise.

Overview

Panbela Therapeutics, Inc. (“Panbela” and together with its direct and indirect subsidiaries, “we,” “us,” “our,” and the “Company”) is a clinical stage biopharmaceutical company developing disruptive therapeutics for the treatment of patients with urgent unmet medical needs.

The Company’s lead assets are ivospemin (SBP-101), FlynpoviTM (eflornithine (CPP-1X) and sulindac), and eflornithine (CPP-1X), which provide a multi-targeted approach to reset dysregulated biology present in many types of diseases such as cancer and autoimmunity. Many tumors require greatly elevated levels of polyamines to support their growth and survival. These agents target the polyamine pathway at complementary junctions, which have been shown to be altered in disease. In particular, our lead assets have the potential to suppress and prevent tumor growth, enhance anti-tumor activity of other anti-cancer agents, and modulate the immune system.

The Company has exclusively licensed the worldwide rights to ivospemin from the University of Florida Research Foundation, Inc. The Company also has an exclusive worldwide license to commercialize Flynpovi from the Arizona Board of Regents of the University of Arizona.

As Panbela is focused on utilizing a polyamine platform to develop disruptive therapeutics for the treatment of patients with urgent unmet medical needs, we are engaged in two sponsored research agreements to evaluate the polyamines individually and combined for various diseases. At present, the collaboration with Johns Hopkins University School of Medicine has been focused on mechanism of action and solid tumors while the MD Anderson Cancer Center has been focused on the hematologic malignancies.

Ivospemin (SBP-101)

In 2015, the FDA accepted our Investigational New Drug (“IND”) application for our ivospemin product candidate. In May of 2022 we were notified that the United States Adopted Names (“USAN”) had adopted ivospemin as a USAN for SBP-101. The USAN information on ivospemin was posted on the USAN Web site (www.ama-assn.org/go/usan).

We have completed an initial clinical trial of ivospemin in patients with previously treated locally advanced or metastatic pancreatic cancer. This was a Phase I, first-in-human, dose-escalation, safety study. From January 2016 through September 2017, we enrolled twenty-nine patients into six cohorts, or groups, in the dose-escalation phase of the Phase I trial. No drug-related bone marrow toxicity or peripheral neuropathy was observed at any dose level. In addition to being evaluated for safety, 23 of the 29 patients were evaluable for preliminary signals of efficacy prior to or at the eight-week conclusion of their first cycle of treatment using the Response Evaluation Criteria in Solid Tumors (“RECIST”), the currently accepted standard for evaluating change in the size of tumors.

In 2018, we began enrolling patients in our second clinical trial, a Phase Ia/Ib study of the safety, efficacy and pharmacokinetics of ivospemin administered in combination with two standard-of-care chemotherapy agents, gemcitabine and nab-paclitaxel. A total of 25 subjects were enrolled in four cohorts to evaluate the dosage level and schedule. An additional 25 subjects were enrolled in the expansion phase of the trial. Interim results were presented in January of 2022. Best response in evaluable subjects (cohorts 4 and Ib N=29) was a CR in 1 (3%), PR in 13 (45%), SD in 10 (34%) and PD in 5 (17%). One subject did not have post baseline scans with RECIST tumor assessments. Median PFS, now final at 6.5 months, may have been negatively impacted by drug dosing interruptions to evaluate potential toxicity. Median overall survival in cohort 4 + Phase Ib was 12.0 months when data was presented in January 2022 and is now final at 14.6 months. Two patients from cohort 2 have demonstrated long term survival; one at 30.3 months (final data) and one at 33.0 months. Both such patients were still alive at database lock on March 18, 2022. Six additional subjects from cohort 4 and Phase Ib are still alive at database lock.

In January of 2022, the Company announced the initiation of a new clinical trial. Referred to as ASPIRE, the trial is a randomized double-blind placebo-controlled trial in combination with gemcitabine and nab-paclitaxel, a standard pancreatic cancer treatment regimen in patients previously untreated for metastatic pancreatic cancer. The trial will be conducted globally at approximately 94 sites in the United States, Europe and Asia – Pacific. The Company announced the first patient enrolled in the trial in Australia in August of 2022. In September 2022, the Company announced that they had obtained regulatory approval to open sites in Spain, France and Italy. On September 30, 2024, there were 89 sites open in 10 countries.

The trial was originally designed as a Phase II/III with a smaller initial sample size. In response to European and FDA regulatory feedback, the study was amended to include the total trial sample size (600) and the design was modified to utilize overall survival (the primary endpoint) to be examined at interim analysis as well. All countries are open, and the full complement of sites are also open as of September 30, 2024. The independent Data Safety Monitoring Board (DSMB) has met three times for a prespecified safety analysis, most recently in June 2024, and recommended the trial continue without modification. On January 25, 2024, the Company announced that the trial had exceeded 50% enrollment and projects that full enrollment will be completed by the first quarter of 2025. The interim data analysis based on overall survival was originally projected to be available by the middle of 2024. The Company announced on April 22, 2024 that the interim analysis is now expected in the first quarter of 2025, as the patients are living longer than expected which may suggest a survival benefit.

On August 19, 2024, our contract research organization (“CRO”) for the ASPIRE trial began the process of terminating our relationship as we were unable to pay the balance due within a satisfactory timeframe. The trial continues and the Company has been working closely with regulatory authorities, the clinical sites, existing and new vendors to ensure that the trial will be completed as intended. With the transition, enrollment is now anticipated to be complete by Q2 2025. The interim analysis is still expected in early 2025.

In early April 2024, the Company announced a poster presentation highlighting the results for ivospemin as a polyamine metabolism modulator in ovarian cancer at the American Association for Cancer Research Annual Conference. The poster concludes that the treatment of C57Bl/6 mice containing VDID8+ ovarian cancer with SBP-101 in combination with doxorubicin significantly prolonged survival and decreased overall tumor burden. The results suggest that SBP-101 in combination with doxorubicin may have a role in the clinical management of ovarian cancer, in particular the difficult to treat platinum-resistant population where few options exist, and the Company intends to continue pre-clinical and clinical studies in ovarian cancer.

Additional clinical trials may be required for FDA or other country approvals. The cost and timing of additional clinical trials are highly dependent on the nature and size of the trials.

Flynpovi (eflornithine (CPP-1X) and sulindac)

In 2009, the FDA accepted our IND application for the combination product, Flynpovi, product candidate.

In a Phase III study, the efficacy and safety of the combination of eflornithine and sulindac known as Flynpovi, as compared with either drug eflornithine or sulindac alone, in adults with familial adenomatous polyposis (“FAP”) was conducted. A total of 171 patients underwent randomization. Disease progression occurred in 18 of 56 patients (32%) in the Flynpovi group, 22 of 58 (38%) in the sulindac group, and 23 of 57 (40%) in the eflornithine group, with a hazard ratio of 0.71 (95% confidence interval (“CI”), 0.39 to 1.32) for Flynpovi as compared with sulindac (p = 0.29) and 0.66 (95% CI, 0.36 to 1.23) for Flynpovi as compared with eflornithine. In a post-hoc analysis, none of the patients in the Flynpovi arm progressed to a need for lower gastrointestinal (“LGI”) surgery for up to 48 months compared with 7 (13.2%) and 8 (15.7%) patients in the sulindac and eflornithine (CPP-1X) arms. These data corresponded to risk reductions for the need for LGI surgery approaching 100% between Flynpovi and either monotherapy with HR = 0.00 (95% CI, 0.00–0.48; p = 0.005) for Flynpovi versus sulindac and HR = 0.00 (95% CI, 0.00–0.44; p = 0.003) for Flynpovi versus eflornithine. Given the statistical significance of the LGI group, a new drug application (“NDA”) was filed with the FDA. As the study failed to meet the primary endpoint, and the NDA was based on the results of an exploratory analysis, a complete response letter was issued. To address this deficiency concern, the Company must submit the results of one or more adequate and well-controlled clinical trials which demonstrate an effect on a clinical endpoint.

In April of 2023, the Company regained the North American rights to develop and commercialize Flynpovi in patients with FAP, as a result of the termination of the licensing agreement between CPP and One-Two Therapeutics Assets Limited. The Company plans to seek FDA and EMA guidance on a registration path with a focus on the LGI patient population.

We also have an ongoing double-blind placebo-controlled trial of Flynpovi to prevent recurrence of high-risk adenomas and second primary colorectal cancers in patients with stage 0-III colon or rectal cancer, Phase III – Preventing Adenomas of the Colon with Eflornithine and Sulindac (“PACES”). The purpose of this study is to assess whether the combination of eflornithine and sulindac (compared to corresponding placebos) has efficacy against colorectal lesions with respect to high-grade dysplasia, adenomas with villous features, adenomas one cm or greater, multiple adenomas, any adenomas >/= 0.3 cm, total advanced colorectal events, or total colorectal events. The PACES trial is funded by the National Cancer Institute (“NCI”) in collaboration with Southwest Oncology Group (“SWOG”). The Company announced on June 28, 2023 that the PACES trial passed a pre-planned futility analysis.

Eflornithine (CPP-1X)/eflornithine sachets (CPP-1X-S)

In 2009 and 2018, the FDA accepted our IND applications for eflornithine.

There is a trial evaluating eflornithine sachets in STK11 mutation patients with non-small cell lung cancer that is open and recruiting patients and we hope to have the first patient enrolled in the first half of this year. For eflornithine tablets, a Phase II trial in early onset Type I diabetes was opened on January 11, 2023 in collaboration with Indiana University and the Juvenile Diabetes Research Foundation (“JDRF”). Two poster presentations were given discussing the Phase I Type One Diabetes (“T1D”) results, one at the Endocrine Society meeting and the other at the Immunology of Diabetes Society Meeting in June 2023. Additionally, eflornithine is being evaluated with high dose testosterone and enzalutamide in metastatic castration-resistant prostate cancer in a phase II trial.

On June 10, 2024, the Company announced the Oral Presentation at Digestive Disease Week (DDW): Evaluation of the Safety and Efficacy of Eflornithine (Difluoromethylornithine, DFMO) in Patients with Gastric Premalignant Conditions in the High Incidence Areas of Latin America. The results of the study demonstrated that eflornithine reduced DNA damage long-term in patients after completing treatment, as measured by pH2AX immunostaining, a DNA damage marker was significantly lower at the 24 month vs. 18-month time point in the eflornithine group and unchanged in the placebo group.

On July 17, 2023, the Company divested certain rights, titles and interests in its eflornithine pediatric neuroblastoma program. Included in these assets is an ongoing trial evaluating eflornithine sachets in relapsed refractory neuroblastoma supported by the Children’s Oncology Group (“COG”) /NCI. Under the terms of the agreement with US World Meds®, the Company is entitled to receive up to approximately $9.5 million in non-dilutive funding in exchange for the sale of these assets. An initial payment of $400,000 was received by the Company at the time of closing, remaining payments will be receivable if the acquiring company successfully completes certain milestones related to clinical development, regulatory approval and commercial sales. In April 2024, an additional upfront payment of $0.8 million was made to the Company in exchange for an amendment which reduced certain future milestones. After this amendment the Company is now entitled to receive up to approximately $7.6 million in addition to the funding already received.

Financial Overview

On January 18, 2024, we effected a reverse stock split at a ratio of one-for-twenty (1:20) shares of the Company’s common stock. On June 1, 2023, we effected a reverse stock split at a ratio of one-for-forty (1:30) shares of the Company’s common stock and on January 13, 2023, we effected a reverse stock split at a ratio of one-for-forty (1:40) shares of the Company’s common stock. All share and per share amounts of our common stock presented have been retroactively adjusted to reflect these reverse stock splits.

On March 5, 2024, the Nasdaq Stock Market LLC (“Nasdaq”) notified us that the Nasdaq Hearings Panel had determined to delist our common stock and trading of our common stock was suspended on Nasdaq effective March 7, 2024. On April 17, 2024, our common stock became eligible for quotation on OTCQB. Also in April 2024, Nasdaq filed a Form 25 Notification of Removal from Listing with the U.S. Securities and Exchange Commission (the “SEC”) and the delisting of our common stock from Nasdaq became effective ten days later.

We have incurred losses of $146.9 million since 2011. For the nine months ended September 30, 2024, we incurred a net loss of $21.4 million. We also incurred negative cash flows from operating activities of approximately $12.5 million for this period. We expect to continue to incur substantial losses, which will generate negative net cash flows from operating activities, as we continue to pursue research and development activities and commercialize.

Our cash was approximately $0.1 million and $2.6 million as of September 30, 2024 and December 31, 2023, respectively. A decrease of $2.5 million in cash for the nine months ended September 30, 2024 was due to $12.5 million negative cash flow from operations offset in part by $0.8 million of net investing activities and $9.3 million of net financing activities. Cash used in operations was significantly reduced during the second and third quarter as the Company’s current liabilities were increased. Net financing activities included a registered public offering of common stock, pre-funded warrants, and warrants, with net proceeds of approximately $8.1 million, and the sale of promissory notes totaling $2.2 million. In the same period, the Company also recorded $1.0 million in loan repayments.

We need to raise additional capital immediately to continue our operations and execute our business plan, including completing required future trials and pursuing regulatory approvals in the United States, the European Union, and other international markets. Historically we have financed our operations principally from the sale of equity securities and debt. While we have been successful in the past in obtaining the necessary capital to support our operations and we are likely to seek additional financing through similar means, there is no assurance that we will be able to obtain additional financing under commercially reasonable terms and conditions, or at all. This risk would increase if our clinical data were not positive or if economic or market conditions deteriorate. The accompanying condensed consolidated financial statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

If we are unable to obtain additional financing, we would need to take further actions to scale back our operations, taking actions which may include, among other things, reducing use of outside professional service providers, reducing staff or staff compensation, significantly modifying, or delaying the development of our product candidates, licensing to third parties the rights to commercialize our product candidates, or ceasing operations.

At a special meeting of stockholders held on May 28, 2024, we obtained approval from our stockholders proposed amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of our outstanding common stock at a reverse stock split ratio ranging from any whole number between 1-for-10 and 1-for-45, subject to and as determined by our Board of Directors. The primary reason we sought stockholder approval of the reverse stock split is to attempt to increase the per share market price of our common stock to exceed the minimum closing bid price of our common stock. Our Board of Directors has approved a reverse stock split ratio of 1-for-45, to be applied if and when the pending reverse stock split is effected.

Recent Developments

On October 22, 2024, Panbela Therapeutics, Inc. entered into a Note Purchase Agreement (the “Nant Capital Agreement”) with Nant Capital, LLC (the “Investor”). Pursuant to the Agreement, the Company (i) issued an interest-bearing Senior Convertible Promissory Tranche A Note (the “Tranche A Note”) for the principal sum of $2,850,000, and (ii) [agreed to issue, on or before November 15, 2024,] an interest-bearing Senior Convertible Promissory Tranche B Note (the “Tranche B Note,” and, together with the Tranche A Note, the “Nant Capital Notes”) for the principal sum of $9,150,000, in each case in exchange for a cash purchase price by the Investor to the Company equal to the same principal amounts. A portion of the proceeds of the Tranche A Note were used by the Company to pay the USWM Notes Payable.

Results of Operations

Comparison of the results of operations (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Percent Change	2024	2023	Percent Change
Operating Expenses
General and administrative	$1,113	$1,107	0.5%	$3,422	$4,102	-16.6%
Research and development	6,052	6,739	-10.2%	18,570	14,501	28.1%
Total operating expenses	7,165	7,846	-8.7%	21,992	18,603	18.2%

Other income (expense), net	(7)	(4)	75.0%	414	(353)	-217.3%
Income tax benefit	-	19	-	139	167	-16.8%

Net Loss	$(7,172)	$(7,831)	-8.4%	$(21,439)	$(18,789)	14.1%

Research and development (“R&D”) and general and administrative (“G&A”) expenses include non-cash share-based compensation expense resulting from our issuance of stock options. We expense the fair value of equity awards over their vesting periods. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. The awards granted through September 30, 2024 vest upon performance or time-based conditions. We expect to record additional non-cash share-based compensation expense in the future, which may be significant.

The following table summarizes the stock-based compensation expense in our statements of comprehensive loss:

	Nine Months Ended September 30,
	2024	2023
General and administrative	$68	$554
Research and development	35	145
Total stock based compensation	$103	$699

Three months ended September 30, 2024 and September 30, 2023

General and administrative expense

Our G&A expenses were flat to year ago at $1.1 million in the third quarter of 2024.

Research and development expense

Our R&D expenses decreased 10.2% to $6.1 million in the third quarter of 2024 down from $6.7 million in the third quarter of 2023. This decrease is primarily due to a small decrease in activity by our ASPIRE CRO associated with the transition and reduced preclinical research.

Other income (expense), net

Other expense, net, was approximately $1.0 million for the three months ended September 30, 2024. Other income for this period includes $0.8 million from the gain on sale of intellectual property and $0.2 million foreign currency exchange gain on the intercompany receivable balance. This income was reduced by interest expense on one promissory note.

Other expense, net, was approximately $0.7 million for the three months ended September 30, 2023. Other expense in the three months ended September 30, 2023, is related to interest expense offset by foreign currency exchange gain on the intercompany receivable balance.

Income tax benefit

No income tax benefit was recorded for the three months ended September 30, 2024 which is down from $19,000 for the three months ended September 30, 2023. Our income tax benefit is derived primarily from refundable tax credits associated with our R&D activities conducted in Australia. The ASPIRE trial is being conducted in several countries across the world, including four clinical sites in Australia as of September 30, 2024. Costs incurred to do research in Australia are available for this refundable credit.

Nine months ended September 30, 2024 and September 30, 2023

General and administrative expense

Our G&A expenses decreased 16.6% to $3.4 million in the nine months ended September 30, 2024 down from $4.1 million in the nine months ended September 30, 2023. The decrease is due primarily to reduced legal and other professional services.

Research and development expense

Our R&D expenses increased 28.1% to $18.6 million in the nine months ended September 30, 2024 up from $14.5 million in the nine months ended September 30, 2023. R&D expenses increased $4.1 million in the first nine months of 2024 due to increased sites and subject enrollments in the ASPIRE trial. The ASPIRE trial will continue to drive increased costs versus the prior year as the enrollment continues to increase.

Other income (expense), net

Other income, net, was approximately $0.4 million for the nine months ended September 30, 2024. Other income for this period is related to the gain on sale of intellectual property and a foreign currency exchange gain on the intercompany receivable balance partial offset by interest expense on the Company’s debt.

Other expense, net, was approximately $0.4 million for the nine months ended September 30, 2023, which was related to foreign currency exchange loss on the intercompany receivable balance and interest expense on two promissory notes.

Income tax benefit

Income tax benefit decreased to $139,000 for the nine months ended September 30, 2024 down from $167,000 for the nine months ended September 30, 2023. Our income tax benefit is derived primarily from refundable tax credits associated with our R&D activities conducted in Australia.

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of September 30, 2024 and December 31, 2023, and our cash flow data for the nine months ended September 30, 2024 and 2023. It is intended to supplement the more detailed discussion that follows (in thousands):

Liquidity and Capital Resources
	September 30, 2024	December 31, 2023
Cash	$142	$2,578
Working capital (deficit)	$(14,974)	$(9,258)

Cash Flow Data	Nine Months Ended September 30,
	2024	2023
Cash Provided by (Used in):
Operating Activities	$(12,493)	$(22,169)
Investing Activities	775	400
Financing Activities	9,282	21,393
Effect of exchange rate changes on cash	-	(2)
Net (decrease) in cash	$(2,436)	$(378)

Working Capital

Our total cash and cash equivalents were $0.1 million and $2.6 million as of September 30, 2024, and December 31, 2023, respectively. We had $20.1 million in current liabilities and a working capital deficit of $19.2 million as of September 30, 2024, compared to $12.3 million in current liabilities and working capital deficit of $9.3 million as of December 31, 2023. Working capital is defined as current assets less current liabilities.

Cash Flows

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $12.5 million in the nine months ended September 30, 2024, compared to approximately $22.2 million in the nine months ended September 30, 2023. The net cash used in each of these periods primarily reflects the net loss for these periods and is adjusted by the effects of changes in operating assets and liabilities. The increase in current liabilities amounted to an approximate $4.9 million favorable adjustment to cash used in operating activities for the nine months ended September 30, 2024. The decrease in CRO deposits as the result of the termination of our contract with our CRO (a portion of the CRO deposit was used to offset the balance owed to the CRO) had a $4.5 million favorable impact on cash used in operating activities for the nine months ended September 30, 2024.

Net Cash Provided by Investing Activities

Cash provided by investing activities includes $0.8 million of proceeds from the sale of intellectual property in the nine months ended September 30, 2024.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $9.3 million for the nine months ended September 30, 2024, compared to approximately $21.4 million in the nine months ended September 30, 2023. The cash provided for the nine months ended September 30, 2024 represents the $8.1 million proceeds from the sale of common stock and warrants and $2.2 million from the sale of promissory notes, partially offset by the $1.0 million payment made on one promissory note. The cash provided for the nine months ended September 30, 2023 represents the $23.1 million proceeds from the sale of common stock and warrants, partially offset by the $1.7 million payment and payoff of promissory notes.

Capital Requirements

As we continue to pursue our operations and execute our business plan, including the completion of the clinical development plan for our initial product candidate, ivospemin, in pancreatic cancer, and pursuing regulatory approvals in the United States, the European Union and other international markets, we expect to continue to incur substantial and increasing losses, which will continue to generate negative net cash flows from operating activities.

Our future capital uses and requirements depend on numerous current and future factors. These factors include, but are not limited to, the following:

●

the progress of clinical trials required to support our applications for regulatory approvals, including the completion of our global, randomized registration trial (ASPIRE) initiated in January of 2022;

●	the cost to implement development efforts for ivospemin in ovarian cancer and expand development efforts for assets acquired as the result of the acquisition of CPP;

●	the cost, if any, to develop our product candidate, Flynpovi;

●	the cost to develop eflornithine in various indications if early clinical trials underway now, and funded through third party collaborations, are successful;

●	our ability to demonstrate the safety and effectiveness of our product candidates;

●	our ability to obtain regulatory approval of our product candidates in the United States, the European Union or other international markets;

●	the cost and delays in product development that may result from changes in regulatory oversight applicable to our product candidates;

●	the market acceptance and level of future sales of our product candidates;

●	the rate of progress in establishing reimbursement arrangements with third-party payors;

●	the effect of competing technological and market developments; and

●	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims.

As of September 30, 2024, we did not have any existing credit facilities under which we could borrow funds. Historically we have financed our operations principally from the sale of equity securities and debt. While we have been successful in the past in obtaining the necessary capital to support our operations and we are likely to seek additional financing through similar means, there is no assurance that we will be able to obtain additional financing under commercially reasonable terms and conditions, or at all.

Indebtedness

Sucampo

CPP issued to Sucampo GmbH (“Sucampo”) an Amended and Restated Promissory Note (the “Sucampo Note”) on June 15, 2022 for the principal sum of approximately $6.2 million. The note bears simple interest on any outstanding principal amount at a rate of 5% per annum. All unpaid principal, together with any then unpaid and accrued interest, is payable as follows: (i) $1.0 million, plus all interest accrued but unpaid on each of January 31, 2025 and January 31, 2026; and (ii) all remaining Principal plus accrued but unpaid interest on or before January 31, 2027. The Company made the scheduled January 31, 2024 payment of $1.0 million plus accrued interest within the lender provided grace period. The outstanding principal balance on September 30, 2024 was approximately $4.2 million. Accrued and unpaid interest as of September 30, 2024 totaled approximately $87,000.

Panbela has provided a Guarantee of CPP’s payment obligations in favor of Sucampo for the full amount of the Sucampo Note.

USWM

Subsequent to the end of the second quarter, on July 24, 2024, Panbela and its wholly-owned subsidiary, Cancer Prevention Pharmaceuticals, Inc. (“CPP”), entered into a Loan Agreement (the “Loan Agreement”) with USWM, LLC (“USWM”). Pursuant to the Loan Agreement, the Panbela and CPP obtained a term loan from USWM in the original principal amount of $1,500,000 (the “USWM Loan”) The USWM Loan is scheduled to mature on the first to occur of: (i) the closing of a Qualifying Financing (as defined in the Term Note); (ii) the closing of a Qualifying Transaction (as defined in the Term Note) (the “Transaction Maturity Date”); and (iii) December 31, 2024 (as applicable, the “Financing Maturity Date”).

The USWM Term Note is in the original principal amount of $1,500,000 and bears interest and premium as follows: (i) interest and premium in the amount of $375,000 due and payable on the Financing Maturity Date; plus (ii) interest and premium in an amount equal to ten percent (10%) of all proceeds generated by the Company pursuant to a Qualifying Transaction (the “Qualifying Transaction Payment”), due and payable on the Transaction Maturity Date, provided, however, that the Qualifying Transaction Payment shall not exceed $1,000,000. Panbela and CPP were entitled to prepay all or part of the Term Note at any time without penalty. Pursuant to the Loan Agreement, Panbela and CPP had entered into a Security Agreement granting the Lender certain rights in collateral.

On October 25, 2024, the Company paid off its obligations under the USWM Term Note.

Promissory Notes

Effective as of July 31, 2024, Panbela issued a promissory note in the principal amount of $100,000 to current member of our Board of Directors, D. Robert Schemel, in exchange for a short-term loan of the same amount. In accordance with our related party transaction approval policy, the transaction was approved by the audit committee of our Board of Directors, with Mr. Schemel abstaining from deliberation and voting on the matter. The promissory note is scheduled to mature on September 30, 2024 and bears interest at 10% per annum. The promissory note is subordinate to the UWSM Loan in right of repayment. On October 25, 2024, the Company paid off its obligations owed pursuant to this promissory note.

Effective as of July 19, 2024, Panbela issued a promissory note in the principal amount of $50,000 to current member of our Board of Directors, Michael T. Cullen, in exchange for a short-term loan of the same amount. In accordance with our related party transaction approval policy, the transaction was approved by the audit committee of our Board of Directors. The promissory note is scheduled to mature on December 31, 2024 and bears interest at 10% per annum. The promissory note was subordinate to the UWSM Loan in right of repayment.

Effective as of August 22, 2024 and August 23, 2024, Panbela issued promissory notes to two investors in the total principal amount of $550,000. The promissory notes are also scheduled to mature on December 31, 2024 and bear interest at 10% per annum. The form of the notes and the subordination agreement are substantially the same to the those provided to Michael T. Cullen.

Nant Capital

On October 22, 2024, the Company entered into the Nant Capital Agreement. Pursuant to the Agreement, the Company (i) issued an interest-bearing Senior Convertible Promissory Tranche A Note, the Tranche A Note, for the principal sum of $2,850,000, and (ii) [agreed to issue, on or before November 15, 2024,] an interest-bearing Senior Convertible Promissory Tranche B Note(the “Tranche B Note,” and, together with the Tranche A Note, the “Nant Capital Notes”), for the principal sum of $9,150,000, in each case in exchange for a cash purchase price by the Investor to the Company equal to the same principal amounts.

The unpaid amounts payable under the Notes and the interest thereon are scheduled to become due and payable by the Company in full on the earliest to occur of (a) the date that is six months from the date of the Tranche A Note, (b) immediately before a change of control as defined in the Notes and (c) acceleration of the Notes upon an event of default as defined in the Notes (the “Maturity Date”). Interest on the outstanding principal amount of each Note will accrue from and including the date of issuance of such Note through and until full and final repayment in cash (or conversion pursuant to the terms of such Note) of all principal of and interest on such Note and all other outstanding Obligations (as defined in such Note). Interest on each Note will accrue at 8.00% plus the Monthly SOFR Rate (as defined in the Notes) and will be capitalized and paid in kind monthly until the Maturity Date. If an event of default under and as defined in a Note has occurred and is continuing, then all outstanding obligations under such Note will accrue interest at the default rate of 12% per annum plus the Monthly SOFR Rate, compounded monthly.

The Tranche A Note is convertible into shares of the Company’s common stock at a price per share equal to $0.37 upon the earlier of the Maturity Date and immediately prior to a Change of Control (as defined in the Tranche A Note). Pursuant to the Tranche A Note, the Investor has the right, at the Investor’s option, at any time on or before the Maturity Date, to convert all or a portion of the outstanding principal of the Tranche A Note and all or a portion of the accrued but unpaid interest on the Tranche A Note into the Company’s common stock at a price per share equal to $0.37. The Investor’s optional right of conversion is subject to an aggregate beneficial ownership cap of 33.33%. The Tranche B Note [is expected to be issued] on substantially similar terms as the Tranche A Note.

The proceeds from the sale of the Notes will be used for the Company’s general corporate purposes and to repay certain existing indebtedness. The Nant Capital Agreement and Nant Capital Notes contain customary representations and warranties, affirmative and negative covenants and events of default for an unsecured financing arrangement. Also, the Company may not make any dividends or other distributions with respect to any equity interests in the Company or any of its subsidiaries, or any payment on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests or any option, warrant or other right to acquire any such equity interests, subject to certain limited exceptions for outstanding rights and equity compensation.

The Company’s wholly-owned subsidiaries, Cancer Prevention Pharmaceuticals, Inc. and Panbela Research, Inc. have entered into a Continuing Guaranty Agreement (the “Guaranty”) in favor of the Investor whereby each has agreed to guaranty the Company’s obligations under the Agreement and Nant Capital Notes.

Critical Accounting Estimates

The accounting estimates used in preparing our interim fiscal 2024 condensed consolidated financial statements are the same as those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 4.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. As of the date of this filing, management has not identified any material weaknesses. We believe that our internal control system provides reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal controls over financial reporting, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal controls over financial reporting may vary over time.

As of the end of the period covered by this quarterly report, the Company’s management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, pursuant to Rules 13a-15 and 15d-15 of the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2024 our disclosure controls and procedures were effective in ensuring that information relating to the Company required to be disclosed in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes to Internal Control Over Financial Reporting

We have not identified any change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings.

None.

Item 1A.	Risk Factors.

In addition to the other information set forth in this Quarterly Report on Form 10-Q, you should carefully consider the factors discussed in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”), which could materially affect our business, financial condition or future results.

There have been no material changes in the risk factors disclosed in the Form 10-K, except the following risk associated with our common stock has been updated as follows:

Failure to obtain or maintain a listing of our common stock on a national securities exchange could seriously harm the liquidity of our stock and our ability to raise capital.

Nasdaq completed the delisting of our common stock by filing a Form 25 Notification of Delisting with the SEC on April 24, 2024. Our common stock became eligible for quotation on the OTCQB market starting on April 16, 2024, under the symbol “PBLA.” We have applied to relist our common stock on the Nasdaq. No assurances can be given that we will satisfy the listing criteria, our application will be approved, or that a trading market will develop or be maintained. Our share price on the OTCQB may not be indicative of the market price on Nasdaq if we become listed.

If, for any reason, we were unable to obtain listing on Nasdaq or another reputable national securities exchange, a reduction in some or all of the following may occur, each of which could materially adversely affect our stockholders:

●	the liquidity and marketability of our common stock;

●	the market price of our common stock;

●	our ability to obtain financing for the continuation of our operations;

●	the number of institutional and general investors that will consider investing in our common stock;

●	the number of market makers in our common stock;

●	the availability of information concerning the trading prices and volume of our common stock; and

●	the number of broker-dealers willing to execute trades in shares of our common stock.

In addition, if we cannot obtain or maintain a listing on a national securities exchange, we may have to continue trading on a less recognized or accepted market, such as the OTCQB, our stock would continue to be traded as a “penny stock”, which would make transactions in our stock more difficult and cumbersome, and we may be unable to access capital on favorable terms or at all, as companies trading on alternative markets may be viewed as less attractive investments with higher associated risks, such that existing or prospective institutional investors may be less interested in, or prohibited from, investing in our common stock. This may also cause the market price of our common stock to decline further.

The protection provided by the federal securities laws relating to forward-looking statements may not apply to us. The lack of this protection could harm us in the event of an adverse outcome in a legal proceeding relating to forward-looking statements made by us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including “penny stock” issuers. If we are determined to have issued a “penny stock,” we will not have the benefit of this statutory safe harbor protection in the event of certain legal actions based upon forward-looking statements. The lack of this protection in a contested proceeding could harm our financial condition and, ultimately, the value of our common stock.

Our common stock is eligible for quotation on the over-the-counter-market but not listed on any national securities exchange.

Our shares of common stock are eligible for quotation on the OTCQB tier of the over-the-counter markets. Despite eligibility for quotation, no assurance can be given that any market for our common stock will be maintained for any period of time. Quotation on the over-the-counter markets is generally understood to be a less active, and therefore less liquid, trading market than other types of markets such as a national securities exchange. In comparison to a listing on a national securities exchange, quotation on the over-the-counter markets is expected to have an adverse effect on the liquidity of shares of our common stock, both in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in analyst and media coverage. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our common stock.

Due to our reliance on third parties to conduct our clinical trials, we are unable to directly control the timing, conduct, expense and quality of our clinical trials, which could adversely affect our clinical data and results and related regulatory approvals.

We rely on independent third-party CROs to conduct many of our clinical trials, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bio-analytical analysis. Many important aspects of the services performed for us by the CROs are out of our direct control. Due to recent cash constraints, we have been unable to stay current with payments to the CRO for the ASPIRE trial. In May 2024, we were notified by the CRO of their intent to terminate their relationship with us if we were unable to pay the balances due in a satisfactory timeframe. In exchange for a $1.5 million payment made on July 26, 2024, our CRO for the ASPIRE trial has provided an extension of their intent to terminate our relationship to August 19, 2024. The payment to that CRO was funded by proceeds from the USWM Loan. On August 19, 2024, the CRO began termination our contract with them, and the Company at that time assumed direct responsibility for the conduct of the trial. The Company is also in contract negotiation with a new CRO to assist with the completion of the study. The  termination of the contract with the previous CRO and the associated transfer of all aspects of the trial, either directly to the Company or a new CRO, is expected to cause  the completion of the ASPIRE trial to be delayed.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.	Defaults Upon Senior Securities.

None.

Item 4.	Mine Safety Disclosures.

Not applicable.

Item 5.	Other Information.

During the three months ended September 30,2024, no director or officer (as defined in Rule 16a-1(f) of the Securities and Exchange Act of 1934) of the Company adopted, modified or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

Item 6.	Exhibits.

Exhibit No.	Description	Manner of Filing
3.3

Certificate of Amendment of Amended and Restated Certificate of Incorporation of Panbela Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to current report on Form 8-K filed on January 19, 2024)

Incorporated by Reference

3.4	Certificate of Designation of Series A Preferred Stock, dated April 23, 2024 (incorporated by reference to Exhibit 3.1 to current report on Form 8-K filed on April 25, 2024)	Incorporated by Reference

3.5	Certificate of Elimination of Series A Preferred Stock, dated June 28, 2024 (incorporated by reference to Exhibit 3.1 to current report on Form 8-K filed on July 3, 2024)	Incorporated by Reference

3.6	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to current report on Form 8-K filed on April 18, 2023)	Incorporated by Reference

4.1

Form of Warrant Agency Agreement by and between Panbela Therapeutics, Inc. and VStock Transfer, LLC (incorporated by reference to Exhibit 4.16 to registration statement on Form S-1 filed on January 4, 2024)

Incorporated by Reference

4.2	Form of Class E Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to current report on Form 8-K filed on January 29, 2024)	Incorporated by Reference

4.3	Form of Class F Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 to current report on Form 8-K filed on January 29, 2024)	Incorporated by Reference

10.1	Loan Agreement, dated July 24, 2024 (incorporated by reference to Exhibit 10.1 of current report on form 8-K filed on July 30, 2024)	Incorporated by Reference

10.2	Term Promissory Note, dated July 24, 2024 (incorporated by reference to Exhibit 10.2 of current report on Form 8-K filed on July 30, 2024)	Incorporated by Reference

10.3	Security Agreement, dated July 24, 2024 (incorporated by reference to Exhibit 10.3 of current report on Form 8-K filed on July 30, 2024)	Incorporated by Reference

Exhibit No.	Description	Manner of Filing
10.4	Waiver, by and among Panbela Therapeutics, Inc., Cancer Prevention, Pharmaceuticals, LLC and USWM, LLC. dated October 2, 2024	Filed Electronically

10.5	Subordinated Promissory Note, dated as of August 19, 2024	Filed Electronically

10.6	Subordination Agreement, dated as of August 19, 2024	Filed Electronically

10.7

Note Purchase Agreement dated October 22, 2024 between Nant Capital LLC., as Investor and Panbela Therapeutics, Inc. as Company (incorporated by reference to Exhibit 10.1 of current report on Form 8-K filed on October 28, 2024)

Incorporated by Reference

10.8	Senior Convertible Promissory Trance A Note issued to Nant Capital, LLC., dated October 22, 2024 (incorporated by reference to Exhibit 10.2 of current report on Form 8-K filed on October 28, 2024)	Incorporated by Reference

10.9

Continuing Guaranty Agreement dated October 22, 2024 made by Cancer Prevention Pharmaceuticals, Inc. and Panbela Research, Inc. in favor of Nant Capital, LLC (incorporated by reference to Exhibit 10.3 of current report on Form 8-K filed on October 28, 2024)

Incorporated by Reference

31.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) Under the Securities Exchange Act of 1934, as Amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Filed Electronically

31.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) Under the Securities Exchange Act of 1934, as Amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Filed Electronically

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed Electronically

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed Electronically

101

Financial statements from the quarterly report on Form 10-Q of Panbela Therapeutics, Inc. for the quarter ended September 30, 2024 formatted in inline XBRL: (i) the Balance Sheets, (ii) the Statements of Operations and Comprehensive Loss, (iii) the Statements of Stockholders’ Equity (Deficit), (iv) the Statements of Cash Flows, and (v) the Notes to Financial Statements.

Filed Electronically

104	Cover Page Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PANBELA THERAPEUTICS, INC.

Date: November 14, 2024	/s/ Jennifer K. Simpson
Jennifer K. Simpson President and Chief Executive Officer
(Duly Authorized Officer)

Date: November 14, 2024	/s/ Susan Horvath
Susan Horvath Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)